Exhibit 99.1

Melco Announces Unaudited Third Quarter 2022 Earnings

MACAU, Nov. 02, 2022 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the third quarter of 2022.

Total operating revenues for the third quarter of 2022 were US$241.8 million, representing a decrease of approximately 46% from US$446.4 million for the comparable period in 2021. The decrease in total operating revenues was primarily attributable to the government mandated temporary closure of our casinos in Macau in July and heightened travel restrictions in Macau and mainland China related to COVID-19 during the quarter which led to softer performance in the rolling chip and mass market table games segments.

Melco generated negative Adjusted Property EBITDA(1) of US$34.9 million in the third quarter of 2022, compared with Adjusted Property EBITDA of US$ 31.9 million in the third quarter of 2021.

Operating loss for the third quarter of 2022 was US$198.5 million, compared with operating loss of US$182.2 million in the third quarter of 2021.

Net loss attributable to Melco Resorts & Entertainment Limited for the third quarter of 2022 was US$243.8 million, or US$0.53 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$233.2 million, or US$0.49 per ADS, in the third quarter of 2021. The net loss attributable to noncontrolling interests was US$42.8 million and US$35.3 million during the third quarters of 2022 and 2021, respectively, all of which were related to Studio City, City of Dreams Manila, and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Our results for the third quarter of 2022 were impacted by the casino closures in July and the travel restrictions imposed across mainland China and Macau. In July, the Macau government implemented preventative measures against the pandemic and our casinos were closed for 12 days. Following the re-opening, the operating environment remained challenging given the continuing tight travel restrictions, but we are encouraged by the recent re-opening of Macau to international tourists from designated countries as well as the increase in visitation over the October Golden Week. We are also cautiously optimistic that the granting of e-visas and group visas, which commenced on November 1, 2022, will lead to a gradual increase in visitation.

“We submitted our proposal to the public tender for the award of new gaming concessions on September 14, 2022 and it has been a smooth and transparent process. We fully support the Macau government’s initiatives to further develop Macau as Asia’s premier destination for international tourism. Our integrated resorts offer a wide range of unique non- gaming amenities, and we plan to leverage our experience to provide additional tourist attractions in Macau. Our proposal reinforces our commitment to Macau, and we look forward to playing a leadership role in partnering with the Macau government to execute on its vision.

“In the Philippines, gaming volumes continue to track towards pre-pandemic levels. We expect to see further growth as travel restrictions around Asia continue to be lifted and travel returns to more normal levels. Gaming volumes in Cyprus exceeded pre-pandemic levels driven by further easing of COVID-19 related restrictions in the third quarter.

“In respect to our development projects, the construction of Studio City Phase 2 is progressing on schedule. We will monitor the market closely to determine the appropriate time to open and currently anticipate the opening to be conducted in stages beginning in the second quarter of 2023. In Cyprus, as we have previously announced, the City of Dreams Mediterranean project is expected to open in the second quarter of 2023, subject to regulatory approvals.

“I am pleased to report that we are making appreciable progress to reach our 2030 goals in environmental sustainability. The energy-efficiency measures that have been progressively adopted at our properties in Macau and Manila since 2018 have resulted in annualized savings of over 46.8 million kWh, equivalent to energy savings in over 4,000 homes. We continue to strive to reduce single-use plastic in our operations with the NORDAQ water filtration and bottling system which is now operational in all of our properties in Macau and Manila. In addition, we are undergoing an extensive plastic inventory exercise to report and continue to implement plans to reduce problematic plastic usage.”

City of Dreams Third Quarter Results

For the quarter ended September 30, 2022, total operating revenues at City of Dreams were US$66.4 million, compared to US$252.0 million in the third quarter of 2021. City of Dreams generated negative Adjusted EBITDA of US$40.2 million in the third quarter of 2022, compared with Adjusted EBITDA of US$32.7 million in the third quarter of 2021. The year- over-year decline in Adjusted EBITDA was primarily a result of softer performance in the rolling chip and mass market table games segments, as well as non-gaming operations.

Rolling chip volume was US$332.2 million for the third quarter of 2022 versus US$2.79 billion in the third quarter of 2021. The rolling chip win rate was 4.53% in the third quarter of 2022 versus 3.46% in the third quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$133.5 million in the third quarter of 2022, compared with US$617.7 million in the third quarter of 2021. The mass market table games hold percentage was 28.6% in both the third quarters of 2022 and 2021.

Gaming machine handle for the third quarter of 2022 was US$137.4 million, compared with US$376.9 million in the third quarter of 2021. The gaming machine win rate was 4.3% in the third quarter of 2022 versus 3.1% in the third quarter of 2021.

Total non-gaming revenue at City of Dreams in the third quarter of 2022 was US$19.3 million, compared with US$39.5 million in the third quarter of 2021.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2022, total operating revenues at Altira Macau were US$2.4 million, compared to US$10.2 million in the third quarter of 2021. Altira Macau generated negative Adjusted EBITDA of US$12.9 million in the third quarter of 2022, compared with negative Adjusted EBITDA of US$6.9 million in the third quarter of 2021.

In the mass market table games segment, drop was US$18.4 million in the third quarter of 2022 versus US$28.7 million in the third quarter of 2021. The mass market table games hold percentage was 4.8% in the third quarter of 2022, compared with 25.8% in the third quarter of 2021.

Gaming machine handle for the third quarter of 2022 was US$33.2 million, compared with US$59.1 million in the third quarter of 2021. The gaming machine win rate was 2.9% in the third quarter of 2022 versus 3.6% in the third quarter of 2021.

Total non-gaming revenue at Altira Macau in the third quarter of 2022 was US$1.3 million, compared with US$2.0 million in the third quarter of 2021.

Mocha and Other Third Quarter Results

Total operating revenues from Mocha and Other were US$18.8 million in the third quarter of 2022, compared to US$22.2 million in the third quarter of 2021. Mocha and Other generated Adjusted EBITDA of US$1.7 million in the third quarter of 2022, compared with Adjusted EBITDA of US$4.8 million in the third quarter of 2021.

Mass market table games drop was US$17.8 million in the third quarter of 2022 and the mass market table games hold percentage was 20.3% for the third quarter of 2022.

Gaming machine handle for the third quarter of 2022 was US$327.6 million, compared with US$491.3 million in the third quarter of 2021. The gaming machine win rate was 4.7% in the third quarter of 2022 versus 4.5% in the third quarter of 2021.

Studio City Third Quarter Results

For the quarter ended September 30, 2022, total operating revenues at Studio City were US$25.6 million, compared to US$81.8 million in the third quarter of 2021. Studio City generated negative Adjusted EBITDA of US$31.5 million in the third quarter of 2022, compared with negative Adjusted EBITDA of US$14.0 million in the third quarter of 2021. The year- over-year decline in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and non- gaming operations.

Studio City’s rolling chip volume was US$42.1 million in the third quarter of 2022 versus US$472.4 million in the third quarter of 2021. The rolling chip win rate was 4.18% in the third quarter of 2022 versus 2.35% in the third quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$61.9 million in the third quarter of 2022, compared with US$250.5 million in the third quarter of 2021. The mass market table games hold percentage was 25.6% in the third quarter of 2022, compared to 26.4% in the third quarter of 2021.

Gaming machine handle for the third quarter of 2022 was US$98.2 million, compared with US$271.5 million in the third quarter of 2021. The gaming machine win rate was 3.1% in the third quarter of 2022, compared to 2.9% in the third quarter of 2021.

Total non-gaming revenue at Studio City in the third quarter of 2022 was US$9.0 million, compared with US$19.6 million in the third quarter of 2021.

City of Dreams Manila Third Quarter Results

For the quarter ended September 30, 2022, total operating revenues at City of Dreams Manila were US$102.6 million, compared to US$52.5 million in the third quarter of 2021. City of Dreams Manila generated Adjusted EBITDA of US$41.4 million in the third quarter of 2022, compared with Adjusted EBITDA of US$11.7 million in the comparable period of 2021.

The year-over-year improvement in Adjusted EBITDA was primarily the result of the relaxation of COVID-19 related restrictions in Manila combined with effective cost controls. Casinos were temporarily closed for approximately 1.5 months during the third quarter of 2021 due to government-mandated restrictions.

City of Dreams Manila’s rolling chip volume was US$513.2 million in the third quarter of 2022 versus US$25.3 million in the third quarter of 2021. The rolling chip win rate was 2.91% in the third quarter of 2022 versus 6.75% in the third quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$153.3 million in the third quarter of 2022, compared with US$82.0 million in the third quarter of 2021. The mass market table games hold percentage was 33.1% in the third quarter of 2022, compared to 28.1% in the third quarter of 2021.

Gaming machine handle for the third quarter of 2022 was US$930.8 million, compared with US$527.8 million in the third quarter of 2021. The gaming machine win rate was 5.2% in the third quarter of 2022 versus 5.5% in the third quarter of 2021.

Total non-gaming revenue at City of Dreams Manila in the third quarter of 2022 was US$28.5 million, compared with US$9.8 million in the third quarter of 2021.

Cyprus Operations Third Quarter Results

The Company is licensed to operate a temporary casino, the first casino in the Republic of Cyprus, and four satellite casinos. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

Total operating revenues at Cyprus Casinos for the quarter ended September 30, 2022 was US$24.8 million, compared to US$20.2 million in the third quarter of 2021. Cyprus Casinos generated Adjusted EBITDA of US$6.7 million in the third quarter of 2022, compared with Adjusted EBITDA of US$3.6 million in the third quarter of 2021.

Rolling chip volume was US$1.7 million in the third quarter of 2022, compared with US$2.7 million in the third quarter of 2021. The rolling chip win rate was 14.19% in the third quarter of 2022, compared to 22.33% in the third quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$39.0 million in the third quarter of 2022, compared with US$31.3 million in the third quarter of 2021. The mass market table games hold percentage was 19.8% in the third quarter of 2022, compared to 17.0% in the third quarter of 2021.

Gaming machine handle for the third quarter of 2022 was US$346.2 million, compared with US$293.1 million in the third quarter of 2021. The gaming machine win rate was 5.1% in the third quarter of 2022 versus 5.0% in the third quarter of 2021.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2022 were US$86.0 million, which mainly included interest expenses of US$93.7 million, net of amounts capitalized, partially offset by interest income of US$8.8 million.

Depreciation and amortization costs of US$122.0 million were recorded in the third quarter of 2022 of which US$2.8 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended September 30, 2022 referred to above is US$8.1 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated November 2, 2022 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of September 30, 2022 aggregated to US$1.57 billion, including US$51.1 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.73 billion at the end of the third quarter of 2022.

Available liquidity, including cash and undrawn revolving credit facilities, as of September 30, 2022, was US$2.32 billion.

US$154.4 million of ADSs were repurchased in the third quarter of 2022, of which US$152.7 million were repurchased through a privately-negotiated transaction with Melco Leisure and Entertainment Group Limited, a wholly-owned subsidiary of Melco International Development Limited.

Capital expenditures for the third quarter of 2022 were US$167.2 million, which primarily related to the construction projects at Studio City Phase 2 and City of Dreams Mediterranean.

Recent Developments

Uncertainty around COVID-19 outbreaks and related restrictions continue to have a material effect on our operations, financial position, and future prospects into the fourth quarter of 2022.

On August 2, 2022, the validity of nucleic acid tests to enter Macau was set at 48 hours for entry from Zhuhai and reduced to 24 hours from October 30, 2022. Since September 1, 2022, tourists became eligible to enter Macau without prior approval provided they held passports issued by the 41 countries specified by the Macau government or comply with certain conditions imposed by the Macau government, subject to valid nucleic acid tests, 7-day quarantine at a government designated facility and a 3-day self-monitoring period. On November 1, 2022, China’s National Immigration Administration commenced electronic processing of visa applications for individual or group travel to Macau.

As of May 30, 2022, restrictions for inbound travelers into the Philippines were eased and negative RT-PCR test results no longer required for people fully vaccinated. In addition, as of October 28, 2022, the mandatory wearing of masks in the Philippines has been limited to healthcare facilities, medical transport vehicles and public transport. In Cyprus, as of June 1, 2022, passengers travelling to Cyprus were no longer required to present any sort of vaccination or recovery certificates, nor a negative COVID-19 test result. Furthermore, masks were no longer mandatory other than in healthcare facilities, pharmacies and public transport. Although travel restrictions have eased in the Philippines and Cyprus, the respective governments continue to closely monitor the status.

Uncertainty around COVID-19 outbreaks is expected to continue for at least the remainder of 2022 with travel bans or restrictions, visa restrictions, and quarantine requirements being key factors impacting performance for the year.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its third quarter 2022 financial results on Wednesday, November 2, 2022 at 8:30 a.m. Eastern Time (or 8:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers and a unique Personal PIN which can be used to join the conference.

Online Registration Link: https://register.vevent.com/register/BI5c7f384a910b44edb61725cce41316d0

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government and our ability to obtain a new concession under the public tender to be conducted by the Macau government and the terms and conditions of a new concession, if we are granted one, (iii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre- opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non- operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to- period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com .

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Operating revenues:
Casino	$181,962	$373,170	$808,930	$1,285,604
Rooms	25,976	33,428	89,277	112,835
Food and beverage	17,973	20,529	62,238	72,024
Entertainment, retail and other	15,926	19,259	52,444	61,285

Total operating revenues	241,837	446,386	1,012,889	1,531,748

Operating costs and expenses:
Casino	(173,805)	(297,847)	(685,591)	(1,034,602)
Rooms	(10,863)	(11,592)	(35,057)	(37,270)
Food and beverage	(17,279)	(20,967)	(61,091)	(68,775)
Entertainment, retail and other	(5,145)	(7,110)	(16,836)	(23,108)
General and administrative	(98,819)	(112,011)	(302,483)	(326,401)
Payments to the Philippine Parties	(8,417)	(3,176)	(26,878)	(20,269)
Pre-opening costs	(3,313)	(650)	(8,915)	(2,774)
Development costs	—	(24,648)	—	(31,979)
Amortization of gaming subconcession	(2,844)	(14,307)	(29,932)	(42,990)
Amortization of land use rights	(5,653)	(5,703)	(16,990)	(17,137)
Depreciation and amortization	(113,549)	(127,663)	(353,142)	(375,592)
Property charges and other	(696)	(2,945)	(19,595)	(23,937)

Total operating costs and expenses	(440,383)	(628,619)	(1,556,510)	(2,004,834)

Operating loss	(198,546)	(182,233)	(543,621)	(473,086)

Non-operating income (expenses):
Interest income	8,814	1,580	17,025	5,161
Interest expenses, net of amounts capitalized	(93,747)	(87,387)	(272,055)	(265,096)
Other financing costs	(1,755)	(3,473)	(5,439)	(9,953)
Foreign exchange (losses) gains, net	(505)	1,441	2,857	3,050
Other income, net	1,145	741	2,713	2,372
Loss on extinguishment of debt	—	—	—	(28,817)

Total non-operating expenses, net	(86,048)	(87,098)	(254,899)	(293,283)

Loss before income tax	(284,594)	(269,331)	(798,520)	(766,369)
Income tax (expense) credit	(2,028)	837	(4,618)	(154)

Net loss	(286,622)	(268,494)	(803,138)	(766,523)
Net loss attributable to noncontrolling interests	42,780	35,273	124,553	114,709

Net loss attributable to Melco Resorts & Entertainment Limited	$(243,842)	$(233,221)	$(678,585)	$(651,814)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.176)	$(0.162)	$(0.481)	$(0.454)

Diluted	$(0.176)	$(0.162)	$(0.482)	$(0.454)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.528)	$(0.487)	$(1.444)	$(1.362)

Diluted	$(0.528)	$(0.487)	$(1.446)	$(1.362)

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,386,720,527	1,437,651,448	1,409,983,323	1,435,941,037

Diluted	1,386,720,527	1,437,651,448	1,409,983,323	1,435,941,037

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,522,395	$1,652,890
Restricted cash	50,994	285
Accounts receivable, net	49,591	54,491
Receivables from affiliated companies	211,169	384
Inventories	27,117	29,589
Prepaid expenses and other current assets	112,178	109,330
Assets held for sale	12,314	21,777

Total current assets	1,985,758	1,868,746

Property and equipment, net	5,835,074	5,910,684
Gaming subconcession, net	2,843	27,065
Intangible assets, net	45,723	51,547
Goodwill	81,185	81,721
Long-term prepayments, deposits and other assets	147,570	177,142
Restricted cash	140	140
Deferred tax assets, net	879	4,029
Operating lease right-of-use assets	59,761	68,034
Land use rights, net	673,067	694,582

Total assets	$8,832,000	$8,883,690

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$5,745	$5,992
Accrued expenses and other current liabilities	780,936	935,483
Income tax payable	11,192	11,913
Operating lease liabilities, current	11,837	16,771
Finance lease liabilities, current	35,502	48,551
Current portion of long-term debt, net	127	128
Payables to affiliated companies	1,316	1,548
Liabilities related to assets held for sale	1,199	1,497

Total current liabilities	847,854	1,021,883

Long-term debt, net	7,727,749	6,559,854
Other long-term liabilities	32,577	30,520
Deferred tax liabilities, net	40,179	41,030
Operating lease liabilities, non-current	56,982	62,889
Finance lease liabilities, non-current	228,868	347,629

Total liabilities	8,934,209	8,063,805

Equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,445,052,143 and 1,456,547,942 shares issued; 1,335,266,470 and 1,423,370,314 shares outstanding, respectively	14,451	14,565
Treasury shares, at cost; 109,785,673 and 33,177,628 shares, respectively	(241,908)	(132,856)
Additional paid-in capital	3,210,907	3,238,600
Accumulated other comprehensive losses	(173,510)	(76,008)
Accumulated losses	(3,478,011)	(2,799,555)

Total Melco Resorts & Entertainment Limited shareholders’ (deficit) equity	(668,071)	244,746
Noncontrolling interests	565,862	575,139

Total (deficit) equity	(102,209)	819,885

Total liabilities and (deficit) equity	$8,832,000	$8,883,690

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Loss Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss attributable to Melco Resorts & Entertainment Limited	$(243,842)	$(233,221)	$(678,585)	$(651,814)
Pre-opening costs	3,313	650	8,915	2,774
Development costs	—	24,648	—	31,979
Property charges and other	696	2,945	19,595	23,937
Loss on extinguishment of debt	—	—	—	28,817
Income tax impact on adjustments	(210)	(739)	(598)	(2,133)
Noncontrolling interests impact on adjustments	(1,275)	(440)	(4,781)	(16,185)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited	$(241,318)	$(206,157)	$(655,454)	$(582,625)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.174)	$(0.143)	$(0.465)	$(0.406)

Diluted	$(0.174)	$(0.143)	$(0.465)	$(0.406)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.522)	$(0.430)	$(1.395)	$(1.217)

Diluted	$(0.522)	$(0.430)	$(1.396)	$(1.217)

Weighted average shares outstanding used in adjusted net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,386,720,527	1,437,651,448	1,409,983,323	1,435,941,037

Diluted	1,386,720,527	1,437,651,448	1,409,983,323	1,435,941,037

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30, 2022
	Altira Macau	Mocha and Other (3)	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(18,401)	$359	$(105,943)	$(66,752)	$18,649	$2,715	$(29,173)	$(198,546)
Payments to the Philippine Parties	—	—	—	—	8,417	—	—	8,417
Land rent to Belle Corporation	—	—	—	—	555	—	—	555
Pre-opening costs	—	—	—	699	—	2,614	—	3,313
Depreciation and amortization	5,202	1,305	59,362	33,800	13,417	1,379	7,581	122,046
Share-based compensation	136	(90)	3,787	425	288	16	5,419	9,981
Property charges and other	145	85	2,558	370	43	(1)	(2,504)	696

Adjusted EBITDA	(12,918)	1,659	(40,236)	(31,458)	41,369	6,723	(18,677)	(53,538)
Corporate and Other expenses	—	—	—	—	—	—	18,677	18,677

Adjusted Property EBITDA	$(12,918)	$1,659	$(40,236)	$(31,458)	$41,369	$6,723	$—	$(34,861)

	Three Months Ended September 30, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(12,725)	$3,296	$(35,542)	$(49,810)	$(12,639)	$541	$(75,354)	$(182,233)
Payments to the Philippine Parties	—	—	—	—	3,176	—	—	3,176
Land rent to Belle Corporation	—	—	—	—	672	—	—	672
Pre-opening costs	—	—	—	6	—	644	—	650
Development costs	—	—	—	—	—	—	24,648	24,648
Depreciation and amortization	5,542	1,420	62,736	34,327	19,844	2,205	21,599	147,673
Share-based compensation	365	115	4,307	1,137	517	238	10,840	17,519
Property charges and other	(128)	15	1,212	347	130	—	1,369	2,945

Adjusted EBITDA	(6,946)	4,846	32,713	(13,993)	11,700	3,628	(16,898)	15,050
Corporate and Other expenses	—	—	—	—	—	—	16,898	16,898

Adjusted Property EBITDA	$(6,946)	$4,846	$32,713	$(13,993)	$11,700	$3,628	$—	$31,948

(3)

Effective from June 27, 2022, the Grand Dragon Casino, which focuses on mass market table games and was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2022
	Altira Macau	Mocha and Other (3)	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(51,146)	$4,476	$(221,971)	$(188,603)	$47,745	$402	$(134,524)	$(543,621)
Payments to the Philippine Parties	—	—	—	—	26,878	—	—	26,878
Land rent to Belle Corporation	—	—	—	—	1,851	—	—	1,851
Pre-opening costs	—	—	—	1,512	—	7,403	—	8,915
Depreciation and amortization	16,037	3,813	179,486	101,228	45,387	4,865	49,248	400,064
Share-based compensation	845	153	12,075	2,229	1,256	527	26,775	43,860
Property charges and other	744	40	6,060	3,794	257	3	8,697	19,595

Adjusted EBITDA	(33,520)	8,482	(24,350)	(79,840)	123,374	13,200	(49,804)	(42,458)
Corporate and Other expenses	—	—	—	—	—	—	49,804	49,804

Adjusted Property EBITDA	$(33,520)	$8,482	$(24,350)	$(79,840)	$123,374	$13,200	$—	$7,346

	Nine Months Ended September 30, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(72,608)	$7,241	$(52,024)	$(129,172)	$(28,303)	$(14,375)	$(183,845)	$(473,086)
Payments to the Philippine Parties	—	—	—	—	20,269	—	—	20,269
Land rent to Belle Corporation	—	—	—	—	2,179	—	—	2,179
Pre-opening costs	—	—	195	739	—	1,840	—	2,774
Development costs	—	—	—	—	—	—	31,979	31,979
Depreciation and amortization	16,518	4,641	186,130	101,893	53,187	8,586	64,764	435,719
Share-based compensation	618	187	7,217	1,974	1,298	350	28,262	39,906
Property charges and other	1,630	203	10,769	4,212	5,732	—	1,391	23,937

Adjusted EBITDA	(53,842)	12,272	152,287	(20,354)	54,362	(3,599)	(57,449)	83,677
Corporate and Other expenses	—	—	—	—	—	—	57,449	57,449

Adjusted Property EBITDA	$(53,842)	$12,272	$152,287	$(20,354)	$54,362	$(3,599)	$—	$141,126

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss attributable to Melco Resorts & Entertainment Limited	$(243,842)	$(233,221)	$(678,585)	$(651,814)
Net loss attributable to noncontrolling interests	(42,780)	(35,273)	(124,553)	(114,709)

Net loss	(286,622)	(268,494)	(803,138)	(766,523)
Income tax expense (credit)	2,028	(837)	4,618	154
Interest and other non-operating expenses, net	86,048	87,098	254,899	293,283
Property charges and other	696	2,945	19,595	23,937
Share-based compensation	9,981	17,519	43,860	39,906
Depreciation and amortization	122,046	147,673	400,064	435,719
Development costs	—	24,648	—	31,979
Pre-opening costs	3,313	650	8,915	2,774
Land rent to Belle Corporation	555	672	1,851	2,179
Payments to the Philippine Parties	8,417	3,176	26,878	20,269

Adjusted EBITDA	(53,538)	15,050	(42,458)	83,677
Corporate and Other expenses	18,677	16,898	49,804	57,449

Adjusted Property EBITDA	$(34,861)	$31,948	$7,346	$141,126

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Room Statistics(4):
Altira Macau
Average daily rate (5)	$91	$104	$97	$110
Occupancy per available room	37%	46%	40%	51%
Revenue per available room (6)	$34	$48	$39	$56
City of Dreams
Average daily rate (5)	$192	$211	$203	$203
Occupancy per available room	20%	46%	27%	55%
Revenue per available room (6)	$38	$96	$55	$113
Studio City
Average daily rate (5)	$107	$123	$114	$122
Occupancy per available room	25%	52%	27%	54%
Revenue per available room (6)	$27	$64	$31	$66
City of Dreams Manila
Average daily rate (5)	$195	$117	$190	$110
Occupancy per available room	95%	75%	94%	69%
Revenue per available room (6)	$186	$88	$179	$76
Other Information(7):
Altira Macau
Average number of table games	92	100	94	101
Average number of gaming machines	144	128	139	119
Table games win per unit per day (8)	$121	$804	$722	$2,188
Gaming machines win per unit per day (9)	$85	$181	$131	$202
Mocha and Other(3)
Average number of table games	25	—	25	—
Average number of gaming machines	952	823	949	782
Table games win per unit per day (8)	$1,806	$—	$1,776	$—
Gaming machines win per unit per day (9)	$203	$294	$216	$301
City of Dreams
Average number of table games	443	514	449	511
Average number of gaming machines	649	607	678	536
Table games win per unit per day (8)	$1,503	$5,782	$3,474	$7,090
Gaming machines win per unit per day (9)	$113	$212	$139	$297
Studio City
Average number of table games	277	291	277	291
Average number of gaming machines	702	656	711	623
Table games win per unit per day (8)	$794	$2,883	$1,592	$3,354
Gaming machines win per unit per day (9)	$54	$131	$82	$135
City of Dreams Manila
Average number of table games	260	302	278	297
Average number of gaming machines	2,317	2,377	2,283	2,304
Table games win per unit per day (8)	$2,750	$1,638	$2,436	$1,926
Gaming machines win per unit per day (9)	$228	$251	$231	$190
Cyprus Operations
Average number of table games	35	32	35	32
Average number of gaming machines	451	457	455	440
Table games win per unit per day (8)	$2,465	$2,007	$1,925	$1,844
Gaming machines win per unit per day (9)	$427	$346	$368	$372

(4)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(8)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(9)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis